Whiting Petroleum Corporation 1700 Broadway, Suite 2300 Denver, Colorado 80290-2300	Kodiak Oil & Gas Corp. 1625 Broadway, Suite 250 Denver, Colorado 80202

September 19, 2014

VIA EDGAR SUBMISSION AND COURIER

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561
Attn:	H. Roger Schwall
Sirimal Mukerjee
Timothy S. Levenberg

Re:	Whiting Petroleum Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 19, 2014
File No. 001-31899

Kodiak Oil & Gas Corp.
Preliminary Proxy Statement on Schedule 14A
Filed August 18, 2014
File No. 001-32920

Ladies and Gentlemen:

On behalf of Whiting Petroleum Corporation (“Whiting”) and Kodiak Oil & Gas Corp. (“Kodiak”), we are responding to the comments contained in the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 15, 2014 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Joint Proxy Statement”) filed by Whiting and Kodiak with the Commission.

For the convenience of the Staff, the comments contained in the Staff’s comment letter are set forth below and indicated in bold and italics, followed by Whiting’s and Kodiak’s responses immediately after each comment. In addition, Whiting and Kodiak are filing concurrently with this letter a revised Preliminary Joint Proxy Statement (the “Revised Joint Proxy Statement”). The page numbers in the responses to the comments below refer to pages of the Revised Joint Proxy Statement.

Preliminary Joint Proxy Statement on Schedule 14A

General

1.	Please provide us with copies of every report or opinion that each of the three named advisors provided in connection with, and was materially related to, the proposed transaction, including the “board books” and any written materials furnished in connection with an oral presentation. See Item 1015 of Regulation M-A. Rather than summarizing both the oral and written versions of a fairness opinion, you may indicate if true that there was no material difference between the two.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 19, 2014

J.P. Morgan. A copy of the discussion materials prepared by J.P. Morgan Securities LLC (“J.P. Morgan”) and reviewed and discussed by representatives of J.P. Morgan with the Whiting board of directors (the “Whiting Board”) on July 11, 2014 and July 13, 2014 will be supplementally provided to the Staff by counsel to J.P. Morgan under separate cover. We note that the financial analyses reviewed by J.P. Morgan with the Whiting Board on July 11, 2014 were substantially similar to the financial analyses reviewed by J.P. Morgan with the Whiting Board in connection with the rendering of its opinion to the Whiting Board on July 13, 2014 and summarized in the Preliminary Joint Proxy Statement except that the July 13, 2014 financial analyses reflected updated information including changes in the trading prices of the publicly traded equity securities of Whiting, Kodiak and the companies with publicly traded equity securities referenced in the summary of J.P. Morgan’s selected companies analysis, updated information regarding commodity prices and updates based on the final exchange ratio in the arrangement. We supplementally confirm that J.P. Morgan’s written opinion dated July 13, 2014 confirmed the oral opinion of J.P. Morgan rendered to the Whiting Board on such date and was subject to the same assumptions, qualifications, limitations and other matters considered in connection with the preparation of the oral opinion.

Petrie Partners. A copy of the discussion materials prepared by Petrie Partners Securities, LLC (“Petrie Partners”) and reviewed and discussed by representatives of Petrie Partners with the Kodiak board of directors (the “Kodiak Board”) on March 10, 2014, May 9, 2014, June 28, 2014, July 9, 2014 and July 13, 2014 will be supplementally provided to the Staff by counsel to Petrie Partners under separate cover. We note that the financial analyses reviewed by Petrie Partners with the Kodiak Board on each date (other than July 13, 2014) with respect to a proposed transaction between Whiting and Kodiak were substantially similar to the financial analyses reviewed by Petrie Partners with the Kodiak Board in connection with the rendering of its opinion to the Kodiak Board on July 13, 2014 and summarized in the Preliminary Joint Proxy Statement except that the July 13, 2014 financial analyses reflected updated information including changes in the trading prices of the publicly traded equity securities of Whiting, Kodiak and the companies with publicly traded equity securities referenced in the summary of Petrie Partners’ selected companies analysis and updated information regarding the business, operations and prospects of Kodiak provided to Petrie Partners by members of Kodiak’s management. We supplementally confirm that Petrie Partners’ written opinion dated July 13, 2014 confirmed the oral opinion of Petrie Partners rendered to the Kodiak Board on such date and was subject to the same assumptions, qualifications, limitations and other matters considered in connection with the preparation of the oral opinion.

Credit Suisse. A copy of the discussion materials prepared by Credit Suisse Securities (USA) LLC (“Credit Suisse”) and reviewed and discussed by representatives of Credit Suisse with the Kodiak Board on July 9, 2014 and July 13, 2014 will be supplementally provided to the Staff by counsel to Credit Suisse under separate cover. We note that the financial analyses reviewed by Credit Suisse with the Kodiak Board on July 9, 2014 were substantially similar to the financial analyses reviewed by Credit Suisse with the Kodiak Board in connection with the rendering of its opinion to the Kodiak board of directors on July 13, 2014 and summarized in the Preliminary Joint Proxy Statement except that the July 13, 2014 financial analyses reflected updated information including changes in the trading prices of the publicly traded equity securities of Whiting, Kodiak and the companies with publicly traded equity securities referenced in the summary of Credit Suisse’s selected companies analysis and updated information regarding the business, operations and prospects of Kodiak provided to Credit Suisse by members of Kodiak’s management. We supplementally confirm that Credit Suisse’s written opinion dated July 13, 2014 confirmed the oral opinion of Credit Suisse rendered to the Kodiak Board on such date and was subject to the same assumptions, qualifications, limitations and other matters considered in connection with the preparation of the oral opinion.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 19, 2014

The Arrangement, page 42

Background to the Arrangement, page 42

2.	At page 50, you indicate that the Kodiak board “asked Mr. Peterson and James Catlin to leave the meeting in light of their previously declared interests in the transaction….” At page 97, you provide tabular disclosure regarding the estimated amounts of compensation they both may receive in connection with “the arrangement.” In view of the existence and the extent of these “previously declared interests,” please disclose whether the Kodiak board met or considered meeting in “executive session” at any time prior to July 13, 2014.

The disclosure on pages 46, 47, 48 and 50 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

3.	Similarly, we note that it appears that Mr. Peterson was the principal negotiator for Kodiak. For example, at page 47, you state: “On March 15, March 27, and April 17, 2014, Mr. Peterson and Mr. Volker engaged in discussions regarding the terms of a potential transaction, including potential exchange ratios, board representation and related terms of the potential transaction.” Please revise to clarify whether the board considered using persons other than Mr. Peterson in the negotiations with Whiting. If there was no board consideration of choosing someone without such “previously declared interests” to negotiate on Kodiak’s behalf, briefly explain why.

The disclosure on page 46 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

4.	It appears that on June 6 Mr. Volker suggested the change from Mr. Peterson’s 20% cash structure to an all-stock deal. However, it is unclear why this change was proposed. It also is unclear why Mr. Peterson tied the possible change in structure to the designation of two board seats for current Kodiak board members. Please revise to clarify the material issues discussed and positions taken in each of these meetings or conversations, including the reason that board seats were added into the mix at this stage. Also disclose when and by whom the identity of the surviving Kodiak board members was finalized.

The disclosure on pages 48 and 50 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

5.	Please revise to discuss briefly the genesis of and the principal reasons for the decision to propose the continuance of Kodiak into the Province of British Columbia.

The disclosure on page 48 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

Kodiak Recommendation and Reasons for the Arrangement, page 52

6.	Clarify which advisor you are referring to in the first sentence of the second paragraph, and disclose with additional detail and quantification the “significant operational and financial synergies” you expect to realize (page 54). For example, we note the reference at page 51 to the anticipated reduction in well costs.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 19, 2014

The disclosure on pages 53, 54 and 55 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

Financial Advisor Opinions

7.	Provide all the disclosure Item 1015(b) of Regulation M-A requires for the reports or opinions each named advisor provided. For example, eliminate any suggestion that the reader must refer to the actual opinion attached as an annex for the information which Item 1015(b)(6) states the “summary must include,” such as any limitation on scope, the procedures followed, etc. The summary discussions of all three opinions include contrary suggestions (see pages 57, 67, and 80), which also appear in the “Summary” section of the proxy statement. Please revise accordingly.

J.P. Morgan. The disclosure on pages 11, 58 and 60 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

Petrie Partners. The disclosure on pages 11 and 69 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

Credit Suisse. The disclosure on pages 12 and 83 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

8.	Eliminate boilerplate language, such as the suggestions in the Kodiak opinions that none of the companies considered is “identical,” when in fact both advisors used Kodiak and Whiting in several different analyses which are summarized. Also, to the extent that an advisor references a certain number of companies or transactions in a particular analysis, clarify whether any transactions or companies otherwise meeting the criteria were eliminated from the group or could not be measured due to unavailable data. We note the references to “Undisclosed” in the Petrie summary, for example.

J.P. Morgan. The disclosure on pages 60, 63 and 68 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

Petrie Partners. The disclosure on pages 73, 75 and 79 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment. With respect to the references to “Undisclosed” in the summary of the Petrie Partners fairness opinion, although the financial terms and operational statistics of the transactions were typically publicly available, the identities of these companies were not disclosed in the public announcements, press releases, or other publicly available information. As a result, these identities were not disclosed to the Kodiak Board by Petrie Partners. However, Petrie Partners included these relevant comparable transactions because Petrie Partners considered the implied purchase price metrics in its review and believed they were relevant and beneficial to the analysis.

Credit Suisse. The disclosure on pages 86, 87 and 90 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

9.	Ensure that the opinions do not retain any disclaimers or limitations which might suggest that the opinion cannot be filed with the Commission (by both companies) and provided to equityholders (of both companies). The opinions included as annexes G and H are not clear in that regard.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 19, 2014

J.P. Morgan. The disclosure on pages 11 and 58 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

Petrie Partners. The disclosure on pages 11 and 82 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

Opinion of J.P. Morgan Securities LLC to the Whiting Board, page 56

10.	Revise to quantify the amount of compensation received from Whiting in the past two years, as Item 1015(b)(4) of Regulation M-A requires.

The disclosure on page 69 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

11.	In each instance where the advisor relied on “Synergies,” clarify which management prepared the estimates and provide details as appropriate.

The disclosure on page 59 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

12.	We note the selected reference ranges for Whiting and Kodiak disclosed at pages 60 and 61. Please revise to further explain how these ranges were derived from the tabular information provided.

The disclosure on pages 62 and 63 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

Opinion of Petrie Partners Securities, LLC to the Kodiak Board, page 67

13.	We note your discussion of fees paid or to be paid at page 79. Please revise to clearly articulate each fee. In this regard, please disclose the “customary fees,” the “success fee” and any other fees that do not constitute the aforementioned fees.

The disclosure on page 82 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comment.

Opinion of Credit Suisse Securities (USA) LLC to the Kodiak Board, page 80

14.	We note your disclosure at page 89 that Credit Suisse “may have provided other financial advice and services” (emphasis added). Please revise to disclose whether Credit Suisse has in fact provided such advice and services and describe such advice and services, providing quantification as appropriate. We also refer you to page I-4.

The disclosure on page 92 of the Revised Joint Proxy Statement has been revised in response to the Staff’s comments. We supplementally advise the Staff that we believe the enumerated relationships disclosed in the Preliminary Joint Proxy Statement satisfy the requirements of Item 1015(b)(4) of Regulation M-A with respect to material relationships with Credit Suisse and its affiliates that existed during the past two years and that the phrase “may have provided other financial advice and services” was included because Credit Suisse has provided other financial advice and services that are not required to be described pursuant to Item 1015(b)(4) of Regulation M-A either because they did not constitute a material relationship or because they did not exist during the past two years.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 19, 2014

*         *         *

Each of Whiting and Kodiak acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the Joint Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WHITING PETROLEUM CORPORATION

/s/ James J. Volker

James J. Volker
Chairman, President and Chief Executive Officer

KODIAK OIL & GAS CORP.

/s/ Lynn A. Peterson

Lynn A. Peterson
President and Chief Executive Officer